Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

February 25, 2014

BARCLAYS

January 2014

ETN+

VQT: Barclays Enhanced Equity Beta ETNs

The Barclays ETN+ S&P VEQTOR™ ETNs (the "ETNs") are linked to the performance of the S&P 500® Dynamic VEQTOR™ Total Return Index (the "Index"). **The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party.** Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. Investors can trade the ETNs on the NYSE Arca exchange at a market price or receive a cash payment (less an investor fee) at the scheduled maturity upon early redemption[1]. **An investment in the ETNs involves significant risks and may not be suitable for all investors. For more information on risks associated with the ETNs, please see "Selected Risk Considerations" below and the risk factors included in the relevant prospectus.**

The ETNs are exposed to any change in the level of the Index caused by any daily increase or decrease in the level of the Index. The Index seeks to provide investors with broad equity market exposure with an implied volatility hedge by dynamically allocating its notional investments among three components: equity, volatility and cash. The equity component of the Index is represented by the S&P 500® Total Return and the volatility component of the Index is represented by the S&P 500® VIX Short-Term Futures™ Index.

The volatility component of the Index is premised on the observation that, historically, volatility in the equity markets tends to correlate negatively to the performance of US equity markets. In addition, rapid declines in the performance of the US equity markets generally tend to be associated with particularly high volatility in such markets. The Index, therefore, seeks to reflect such historically observed trends by allocating a greater proportion of its notional value to investments in the US equity markets during periods of low market volatility with the ability to allocate a greater proportion of its notional value to investments in a reference asset that tracks implied volatility during periods of high market volatility. The Index also incorporates a "stop-loss" mechanic that shifts the entire value of the Index to an interest-bearing cash investment under certain circumstances.

ETN Details*	
Ticker	VQT
IIV Ticker	VQT.IV
Issue Price	$100.00 per ETN
Bloomberg Index Ticker	SPVQDTR Index
CUSIP	06740C337
Primary Exchange	NYSE Arca
Annual Fee	0.95%**
Inception Date	8/31/2010
Maturity Date	9/8/2020
Index	S&P 500® Dynamic VEQTOR™ Index TR

*For more information about the risks related to an investment in the ETNs, see "Selected Risk Considerations" at the end of this document and "Risk Factors" in the applicable prospectus supplement and pricing supplement.

**The investor fee is calculated on a daily basis in the following manner: The investor fee on the initial valuation date equaled zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Annual Fee times the closing indicative note value of your securities on the immediately preceding calendar day times the closing level of the Index on such calendar day divided by the closing level of the Index on the immediately preceding calendar day (or, if such day is not an index business day, the such quotient will equal one) divided by 365. Because your ETNs are subject to an investor fee, the return on the ETNs will always be lower than the total return on a direct investment in the Index.

	VQT ETN	S&P 500® Dynamic VEQTOR Index TR	S&P 500® TR
Annualized Returns	10.6%	11.7%	19.3%
Annualized Volatility[2]	8.9%	9.3%	16.8%
Returns/Volatility Ratio	1.20	1.26	1.15
Correlation to the S&P 500 ® TR[3]	0.58	0.62	1.00

Source: Bloomberg, 8/31/2010–01/31/2014

All performance data is scaled to 100 as of 8/31/2010, the ETN inception date.

Historical Performance



S&P 500® Total Return
S&P 500® Dynamic VEQTOR™ Total Return
VQT ETN
200
180
160
140
120
100
80
Aug-10
Dec-10
Apr-11
Aug-11
Dec-11
Apr-12
Aug-12
Dec-12
Apr-13
Aug-13
Dec-13

Source: Bloomberg, 8/31/2010 - 01/31/2014

ETN returns are for illustrative purposes only. ETN returns measure the returns over the relevant period using the change in the indicative value expressed as a percentage from the beginning of the relevant period to the end of the relevant period and reflect the deduction of applicable fees and costs. Past performance does not guarantee future results.

Index returns are for illustrative purposes only and do not represent actual ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot directly invest in an index. Past performance does not guarantee future results.

The following graph illustrates the historical percentage allocations to the equity, volatility and cash components of the S&P 500® Dynamic VEQTOR™ Index TR (the "Index") from August 31, 2010 to January 31, 2014.

Historical Index Equity, Volatility, and Cash Allocations



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Nov-09
May-10
Nov-10
May-11
Nov-11
May-12
Nov-12
May-13
Nov-13
S&P 500 VIX Short-Term Futures™ Index
S&P 500
Cash

Source: Bloomberg, 8/31/2010 - 01/31/2014

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

1. An investor may redeem the ETNs on a daily basis directly to the issuer, Barclays Bank PLC, provided that the investor presents at least 25,000 of the ETNs for redemption and follows the procedures described in the relevant pricing supplement. See "Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions" in "Selected Risk Considerations" at the end of this document. Before investing in the ETNs, investors should read in full the pricing supplement for the ETNs, available through visiting etnplus.com.
2. Annualized Volatility describes the variation in an index's value over the course of a year and is calculated as a standard deviation of natural logarithm daily returns in the observation period multiplied by the square root of 252. Because the annualized volatility is based on historical data (since the date listed above), it may not predict variability on annualized future performance.
3. Correlation is the term used to describe the historical statistical relationship between two or more quantities or variables. Perfectly correlated assets have a correlation coefficient of one, while the correlation coefficient is zero when returns on two assets are completely independent.

Disclaimer Selected Risk Considerations An investment in the ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement. You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the Index caused by any daily increase or decrease in the level of the Index. Additionally, if the level of the Index is insufficient to offset the negative effect of the investor fee, you will lose some or all of your investment at maturity or upon redemption, even if the value of the Index has increased. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Past Performance Is Not Indicative of Future Results: It is impossible to predict whether any Index underlying your ETNs will rise or fall. The actual performance of the Index underlying your ETNs or any index component over the term of the respective series of the ETNs, as well as the amount payable at maturity or upon redemption, may bear little relation to the historical levels of comparable indices, which in most cases have been highly volatile. Dynamic Allocation Risk: The value of the Index will depend upon the success of the Index in dynamically allocating between the equity and volatility components. The allocation of the Index to the equity and volatility components is based on realized volatility and implied volatility measurements that may not effectively predict trends in future volatility, and is made in accordance with pre-defined weightings that may not be optimal. The Stop-Loss Feature of the Index Does Not Ensure That Losses Are Limited to 2%: The stop-loss feature is designed to mitigate against losses in the Index by moving the Index into a 100% cash position if the S&P 500® Dynamic VEQTOR Excess Return Index has lost 2% or more of its value over any five consecutive index business day period. Because the value of the Index may, for instance, decline more than 2% over a five consecutive business day period prior to the occurrence of the stop-loss event, decline more than 2% over longer than five consecutive business days, or decline over multiple stop-loss events, the stop loss feature of the Index does not ensure that losses are limited to 2%. The Performance of the Underlying Indices Are Unpredictable: An investment in the ETNs linked to the performance of the Index is subject to risks associated with fluctuations, particularly model the return from a daily rolling long position in the first and second month CBOE Volatility Index* (the “VIX Index”) futures contracts) the performance of the Index will depend on many factors, including the level of the S&P 500®, the prices of options on the S&P 500®, and the level of the VIX Index, which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the Index. Additional factors that may contribute to fluctuations in the level of the Index include prevailing market prices and forward volatility levels of the US stock markets and the equity securities included in the S&P 500®, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets. Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the US stock markets, the index components included in the Index, and prevailing market prices of options on the Index or any other financial instruments related to the Index; supply and demand for the ETNs, including inventory positions with Barclays Capital Inc. or any market maker; the time remaining to the maturity of the ETNs; interest rates; or economic, financial, political, regulatory, geographical or judicial events that affect the level of the underlying Index or other financial instruments related to the Index. These factors interrelate in complexways, and the effect of one factor on the market value of your ETNs may offset or enhance the effect of another factor. Credit of Barclays Bank PLC: The ETNs are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs. A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop. Certain affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETNs on NYSE Arca or any other exchange. Therefore, the liquidity of the ETNs may be limited. No Interest Payments from the ETNs: You will not receive any interest payments on the ETNs. Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 ETNs at one time in order to exercise your right to redeem your ETNs on an optional redemption date. You may only redeem your ETNs on an optional redemption date if we receive a notice of redemption from you by certain dates and times as set for in the pricing supplement. Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.etnplus.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-888 227 2275 (ext. 2-3430), or you may request a copy from any other dealer participating in the offering. The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption, or maturity of the ETNs. The VEQTOR Indices are products of S&P Dow Jones Indices LLC (“SPDJI”). S&P®, S&P 500®, and VEQTOR are trademarks of Standard & Poor’s Financial Services LLC (“SPFS”). VIX® is a registered trademark of Chicago Board Options Exchange, Incorporated (“CBOE”). These trademarks have been licensed to S&P Dow Jones Indices LLC (“SPDJI”) and its affiliates, and sublicensed to Barclays Bank PLC for certain purposes. The ETNs are not sponsored, endorsed, sold or promoted by SPDJI, SPFS, CBOE, or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the VEQTOR Indices to track general market performance. © 2014 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission of, their respective owners. NOT FDIC INSURED NO BANK GUARANTEE MAY LOSE VALUE